Exhibit (a)(1)(F)

FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES
REJECTING THE ELECTION FORM UNDER THE EXCHANGE OFFER

Date:
To:
From:	Sonic Corp.
Re:	Rejected Election Form Under Sonic Corp. Stock Option Exchange Offer

Unfortunately, we could not accept your election form under our Exchange Offer for the following reason(s):

___The election form was received after the expiration deadline for the Exchange Offer.  We cannot process your election.

___The election form was not properly signed (please note that the election form must be signed exactly as the eligible employee’s name appears on the award agreement for the stock options being surrendered.  Special rules apply to name changes and to attorneys-in-fact, fiduciaries and other representatives; see Section 3 of the Offer to Exchange document if this applies).

___It is unclear what election was intended and/or you failed to make an election for each eligible stock option grant.

If you wish to participate in the Exchange Offer and the Exchange Offer has not yet expired, please either:

•	Correct the defects noted above on the attached copy of your election form, initial your corrections and deliver it to us by one of the methods listed on the election form; or

•	Complete and submit your election online at the Stock Option Exchange Website, available at https://sonic.equitybenefits.com (you will need the Login ID and Password that were emailed to you).

In either case, your election must be received before 4:00 p.m., Central Time, on Thursday, April 29, 2010 (or such later date as may apply if the Exchange Offer is extended).

If we do not receive a properly completed and signed election form or an online election submission before the deadline noted above, all eligible stock options currently held by you will remain outstanding according to their existing terms.

If you have questions, please email optionexchquestions@sonicdrivein.com or call (405) 225-5250, available from 8:00 a.m. to 4:00 p.m., Central Time, Monday through Friday.